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                                                                     Exhibit 3.6


                              AMENDMENT TO BY-LAWS

                                       OF

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                OCTOBER 21, 1999


                  The By-laws of Graham-Field Health Products, Inc. are hereby amended as follows:

                  Article V of the By-laws shall be amended in its entirety to read as follows:

                                   "ARTICLE V

INDEMNIFICATION

         A. The Corporation shall, to the fullest extent permitted by the General Corporation Law of Delaware, indemnify any and all persons whom it shall have power to indemnify against any and all expenses, liabilities or other matters.

         B. In addition to Article V A., the following provisions shall also be effective as of October 21, 1999:

                  Section 1. Indemnity Undertaking. To the extent not prohibited by law, the Corporation shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a "Proceeding"), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a Director or Officer of the Corporation, or, at the request of the
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Corporation, is or was serving as a Director or Officer of any other corporation or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise (an "Other Entity"), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees, disbursements and other charges). Persons who are not directors or officers of the Corporation (or otherwise entitled to indemnification pursuant to the preceding sentence) may be similarly indemnified in respect of service to the Corporation or to an Other Entity at the request of the Corporation to the extent the Board at any time specifies that such persons are entitled to the benefits of this Article V.

                  Section 2. Advancement of Expenses. From and after October 21, 1999, the Corporation shall, from time to time, reimburse or advance to any Director or Officer or other person entitled to indemnification hereunder the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding ("Advances"); provided, however, that, if required by the General Corporation Law of Delaware (the "General Corporation Law"), such expenses incurred by or on behalf of any Director or Officer or other person may be paid in advance of the final disposition of a Proceeding only upon receipt by the Corporation of an undertaking, by or on behalf of such Director or Officer (or other person indemnified hereunder), to repay any such Advances
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if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such Director, Officer or other person is not entitled to be indemnified for such expenses. Notwithstanding the foregoing, the making of any Advances to any person who is not a Director or Officer of the Corporation as of October 21, 1999, shall be in the discretion of the Corporation and subject to the provisions of Section 145(e) of the General Corporation Law.

                  Section 3. Rights Not Exclusive. The rights to indemnification and Advances provided by, or granted pursuant to, this Article V shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, the Certificate of Incorporation, these Bylaws, any agreement, any vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

                  Section 4. Continuation of Benefits. The rights to indemnification and Advances provided by, or granted pursuant to, this Article V shall continue as to a person who has ceased, or who after October 21, 1999 ceases, to be a Director or Officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

                  Section 5. Binding Effect. The provisions of this Article V shall be a contract between the Corporation, on the
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one hand, and each Director and Officer who serves in such capacity at any time while this Article V is in effect and any other person entitled to indemnification hereunder, on the other hand, pursuant to which the Corporation and each such Director, Officer or other person intend to be, and shall be, legally bound. No repeal or modification of this Article V shall affect any rights or obligations with respect to any state of facts then or theretofore existing or thereafter arising or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

                  Section 6. Procedural Rights. The rights to indemnification and Advances provided by, or granted pursuant to, this Article V shall be enforceable by any person entitled to such indemnification or Advances in any court of competent jurisdiction. The burden of proving that such indemnification or Advances is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or Advances is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or Advances shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing
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his or her right to such indemnification or Advances, in whole or in part, in any such proceeding.

                  Section 7. Service Deemed at Corporation's Request. Any Director or Officer of the Corporation serving in any capacity (a) another corporation of which a majority of the shares entitled to vote in the election of its Directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a) shall be deemed to be doing so at the request of the Corporation.

                  Section 8. Election of Applicable Law. Any person entitled to be indemnified or to Advances as a matter of right pursuant to this Article V may elect to have the right to indemnification or Advances interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable Proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or Advances is sought. Such election shall be made, by a notice in writing to the Corporation, at the time indemnification or Advances is sought; provided, however, that if no such notice is given, the right to indemnification or Advances shall be determined by the law in effect at the time indemnification or Advances is sought."